UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

February 28, 2022

Global Pharma Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-4041872
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

433 Estudillo Ave., Suite 206

San Leandro, CA 94577

(Full mailing address of principal executive offices)

925-876-8832

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global Pharma Labs, Inc., a Delaware corporation:

Our cash balance is $1,013 as of February 28, 2022. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from Sylvester L. Crawford, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. Crawford does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company. Our auditors have raised substantial doubt about or ability to continue as a going concern.

On November 22, 2016, we entered into a license agreement with our Chief Executive Officer Sylvester L. Crawford in which we were granted an exclusive license to develop, manufacture, and commercialize Mr. Crawford’s patents and applications related to the development of “OA-sys,” a product candidate for osteoarthritis that is currently in the early stage of development.

Currently, OA-sys is in the preclinical stage of development and is not FDA approved at this time.

The status of Mr. Crawford’s patents filed with The United States Patent and Trademark Office (“USPTO”) as of the filing date of this Form 1-SA pursuant to our licensing agreement are as follows:

PATENT APPLICATIONS:

US 11/296,575 Status-Expired-Lifetime

US 09/270,962 Status-Expired-Lifetime

CA 2502397 Status-Abandoned

US 09/510,704 Status-Expired-Fee Related

US 10/271,117 Status-Abandoned

US 10/896,612 Status-Expired-Fee Related

US 11/096,260 Status-Expired-Fee Related

Patent Applications US 11/296,575 and US 09/270,962 no longer have any patent protection and cannot be revived. The result of which may be anyone can infringe, copy and utilize for commercial use or otherwise. Patent Nos. CA 2502397 and US 10/271,117 may be revived at the discretion of the USPTO Patent Nos. US 09/510,704, US 10/896,612 and US 11/096,260 may be reinstated in to good standing with the USPTO at the discretion of the USPTO. However, there is no guarantee the USPTO will allow any of the abandoned and expired patents to be revived or reinstated. In addition, any other person or entity can now attempt to legally infringe on any of our expired patents. The result could force us into patent litigation to protect our licensing rights or otherwise into bankruptcy. Management plans to revive and reinstate if it can the abandoned/expired patents with the USPTO.

Plan of Operations

Our plan of operations for the next twelve months is to merge with GPL Holdings, Inc. (“GPL”). GPL is an SEC reporting company trading in the OTC Marketplace under the ticker symbol GPLL. GPL is controlled by our director Mr. Sylvester Crawford. However, there is no verbal or written agreement at this time by and between the companies. We believe that it will be easier for us to raise money after the merger by filing a Form 1-A offering statement and conducting an equity and or debt sale. Investors can then invest in us with a clear and concise exit strategy. We require at least $500,000 to move our business plan ahead.

The Six Months Ended February 28, 2022 and February 29, 2021

Operating Expenses: Operating expenses for the six months ended February 28, 2022 were $4,017 and $15,821 for the six months ended February 28, 2021. Operating expenses for both periods were comprised of general and and administrative expenses.

Net Loss: Net loss for the six months ended February 28, 2022 was ($4,017) and ($15,821) for the six months ended February 29, 2021. The net loss for both periods were the result of general and administrative expenses.

Liquidity and Capital Resources

We had cash of $2,103 at August 31, 2021 and $1,013 at February 28, 2022. Our capital needs have primarily been met by our Chief Executive Officer Sylvester L. Crawford. We will have additional capital requirements during 2023. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future, especially due to the fact that we have significant steps to take to get our product OA-sys to market.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of February 28, 2022.

The Company’s stock based compensation was $0 for the six months ended February 28, 2022 and February 28, 2021.

Item 2.  Other Information

Transfer Agent

Our transfer agent is Mountain Share Transfer.  The address is 2030 Powers Ferry Road, SE #212, Atlanta, GA 30339. The phone number is 404-474-3110.

Item 3. Financial Statements

INDEX TO THE FINANCIAL STATEMENTS OF Global Pharma Labs, Inc.

Balance Sheets as of February 28, 2022 (Unaudited) and August 31, 2021 (Audited)	4

Statements of Operations for the Six Months Ended February 28, 2022 and February 28, 2021 (Unaudited)	5

Statements of Cash Flows for the Six Months Ended February 28, 2022 and February 29, 2021 (Unaudited)	6

Notes to Unaudited Financial Statements	7 to 11

Global Pharma Labs, Inc.

Balance Sheets

(Unaudited)

	February 28, 2022	August 31, 2021 (Audited)

ASSETS
Cash	$1,013	$2,103

TOTAL ASSETS	$1,013	$2,103

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities

Accrued expenses	$11,000	$35,700
Loan to company – related party	49,340	47,150
Total Current Liabilities	60,340	82,850
TOTAL LIABILITIES	60,340	82,850

Stockholders’ Equity
Preferred stock ($.0001 par value, 20,000,000 shares authorized; none issued and outstanding as of February 28, 2022 and August 31, 2021)	-	-

Common stock ($.0001 par value, 100,000,000 shares authorized, 50,603,900 shares issued and outstanding as of February 28, 2022 and August 31, 2021)	5,060	5,060
Additional paid-in capital	246,194	220,757
Accumulated deficit	(310,581)	(306,564)
Total Stockholders’ Equity	(59,327)	(80,747)

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$1,013	$2,103

 The accompanying notes are an integral part of these unaudited financial statements.

Global Pharma Labs, Inc.

Statements of Operations

(Unaudited)

	For the Six Months Ended February 28, 2022	For the Six Months Ended February 28, 2021
Operating Expenses
General and Administrative Expenses	4,017	15,821
Total Operating Expenses	4,017	15,821
Net Loss	$(4,017)	$(15,821)
Basic and Diluted Net Loss Per Common Share	$(0.00)	$(0.00)
Weighted average number of common shares outstanding- Basic and Diluted	$50,603,900	$50,603,900

The accompanying notes are an integral part of these unaudited financial statements.

Global Pharma Labs, Inc.
Statements of Changes in Stockholders’ Equity (Deficit)

For the Period Ended February 28, 2022

	Common Stock	Par Value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total

Balance as of August 31, 2021	50,591,400	$5,060	$220,757	$(306,564)	$(80,747)
Contribution to capital	-	-	25,437	-	25,437
Net loss for the period	-	-	-	(4,017)	(4,017)
Balance as of February 28, 2022	50,591,400	$5,060	$246,194	$(310,581)	$(59,327)

Global Pharma Labs, Inc.
Statements of Changes in Stockholders’ Equity (Deficit)

For the Period Ended February 28, 2021

	Common Stock	Par Value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total

Balance as of August 31, 2020	50,603,900	$5,060	$164,983	$(200,294)	$(30,251)
Net loss for the period	-	-	-	(15,821)	(15,821)
Balance as of February 28, 2021	50,603,900	$5,060	$164,983	$(216,115)	$(46,072)

The accompanying notes to the financial statements are an integral part of these unaudited financial statements.

Global Pharma Labs, Inc.

Statements of Cash Flow

 (Unaudited)

	For the Six Months Ended February 28, 2022	For the Six Months Ended February 28, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,017)	$(15,821)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:

Changes in current assets and liabilities:
Accrued expenses	(24,700)	(14,183)
Net cash used in operating activities	(28,717)	(30,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan to company – related party	$2,190	$31,350
Expenses contributed to capital	25,437	-
Net cash provided by financing activities	$27,627	$31,350

Net increase(decrease) in cash and cash equivalents	$(1,090)	$1,346
Cash and cash equivalents at beginning of period	2,103	932
Cash and cash equivalents at end of period	$1,013	$2,278
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

Global Pharma Labs, Inc.

Notes to the Unaudited Financial Statements for the period ended February 28, 2022

Note 1 – Organization and Description of Business

Global Pharma Labs, Inc., a Delaware corporation (“the Company”) was incorporated under the laws of the State of Delaware on August 29, 2016 with the name Global Pharma Labs, Inc.

The Company is a biopharmaceutical company developing new medicine for Osteoarthritis, called OA-sys.

The Company has elected August 31st as its year end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at February 28, 2022 and August 31, 2021 were $1,013 and $2,103, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at February 28, 2022 and August 31, 2021.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of February 28, 2022.

The Company’s stock based compensation for the periods ended February 28, 2022 and 2021 were $0.

Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 3 – Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 – Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net carryforward operating loss of ($260,081) which begins expiring twenty years from when it was incurred. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the Company’s deferred tax assets and liabilities as of February 28, 2022 after applying enacted corporate income tax rates, is net operating loss carryforward of $54,617 and a valuation allowance of $(54,617) which is a total deferred tax asset of $0.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

We may incur future income tax for our open fiscal year which will end August 31, 2022.

Note 5 – Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Pursuant to the Company's active consulting agreement with V Financial Group, LLC, the Company will issue an additional 50,000 shares of its common stock to V Financial Group, LLC upon the successful release of a ticker symbol by FINRA to the Company.

Note 6 – Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 20,000,000 shares with a par value of $0.0001. The Company had no shares of preferred stock issued and outstanding as of February 28, 2022 and August 31, 2021.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $0.0001. There were 50,603,900 share issues and outstanding as of February 28, 2022 and August 31, 2021.

The Company did not have any potentially dilutive instruments as of February 28, 2022, thus, anti-dilution issues are not applicable.

Note 7 – Related-Party Transactions

Loan to Company – Related Party

During the six months ended February 28, 2022 our Director transferred cash totaling $2,190 to the Company to cover operating expenses. These cash transfers are considered as a loan to the Company. The loan is non-interest bearing, unsecured and payable upon demand.

During the year ended August 31, 2021, our Director paid expenses on behalf of the Company totaling $31,350. These payments are considered as a loan to the Company. The loan is non-interest bearing, unsecured and payable upon demand.

Additional Paid In Capital

During the year ended August 31, 2021, our Director paid expenses totaling $51,815 on behalf of the Company. These payments are considered as contributions to the Company with no expectation of repayment.

During the year ended August 31, 2021, interest expense totaling $3,959, related to the loan to the Company from our Director, was recorded as additional paid-in capital.

Office Space

At this time, our office space is provided to us rent free by our CEO and Director Sylvester Crawford.

Note 8 – Subsequent Events

Mr. Crawford’s patents filed with the USPTO as of the filing date of this Form 1-SA pursuant to our licensing agreement are expired:

PATENT APPLICATIONS:

US 11/296,575 Status-Expired-Lifetime

US 09/270,962 Status-Expired-Lifetime

CA 2502397 Status-Abandoned

US 09/510,704 Status-Expired-Fee Related

US 10/271,117 Status-Abandoned

US 10/896,612 Status-Expired-Fee Related

US 11/096,260 Status-Expired-Fee Related

Patent Applications US 11/296,575 and US 09/270,962 no longer have any patent protection and cannot be revived. The result of which may be anyone can infringe, copy and utilize for commercial use or otherwise. Patent Nos. CA 2502397 and US 10/271,117 may be revived at the discretion of the U.S.P.T.O. Patent Nos. US 09/510,704, US 10/896,612 and US 11/096,260 may be reinstated in to good standing with the U.S.P.T.O at the discretion of the U.S.P.T.O. Management plans to revive and reinstate if it can the abandoned/expired patents with the U.S.P.T.O

The Company plans to complete a reorganization with GPL Holdings, Inc., an SEC reporting entity controlled by our director Sylvester Crawford.

There have been no other events that have occurred that would require adjustments to our disclosures in the financial statements.

Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation dated August 23, 2016, as filed with the Delaware Secretary of State on August 29, 2016 *
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on January 26, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Pharma Labs, Inc.

Date:	January 26, 2023	By:	/s/ Sylvester L. Crawford
Sylvester L. Crawford, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sylvester L. Crawford	Chief Executive Officer	January 26, 2023
Sylvester L. Crawford	(Principal Executive Officer)

/s/ Sylvester L. Crawford	Chief Financial Officer and Chief Accounting Officer	January 26, 2023
Sylvester L. Crawford	(Principal Financial Officer and Principal Accounting Officer)